UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44363

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Akin Bay Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

780 3rd Ave 32nd Fl.

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James Rybakoff

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPAs, PLLC

(Name – if individual, state last, first, middle name)

48-19 43rd Avenue	SunnySide	NY	11104
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __James Rybakoff__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Akin Bay Company LLC__ _____, as of __December 31,__ _____, 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

ON THIS __2ND__ DAY OF __MARCH__ , 20 __21__
BEFORE ME PERSONALLY CAME
__JAMES RYBAKOFF__
TO ME KNOWN TO BE THE INDIVIDUAL(S) DESCRIBED IN AND WHO EXECUTED THE FOREGOING INSTRUMENT, AND ACKNOWLEDGED THAT HE/SHE/THEY EXECUTED THE SAME.

Notary Public
_____
Notary Public



Signature

President & CEO
Title

(Notary seal: ADAM TOBEL, NOTARY, NO. 01TO6408654, QUALIFIED IN NEW YORK COUNTY, COMM. EXP. 04-06-2024, STATE OF NEW YORK, PUBLIC)

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income of the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [✓] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AKIN BAY COMPANY LLC

STATEMENT OF FINANCIAL CONDITION
AND RELATED NOTES
AT DECEMBER 31, 2020

AKIN BAY COMPANY LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2020



BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Akin Bay Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Akin Bay Company, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Akin Bay Company, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Akin Bay Company, LLC's management. Our responsibility is to express an opinion on Akin Bay Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Akin Bay Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BK Accountants CPAs, PLLC

We have served as Akin Bay Company, LLC's auditor since 2014.

Sunnyside, NY

February 25, 2021

AKIN BAY COMPANY LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets		
Cash and cash equivalents	$	169,547
Property and equipment, net of accumulated depreciation		200,636
Right of lease asset		360,719
Security deposit		45,732
Prepaid expenses		10,000
Other assets		5,625
Total Assets	**$**	**792,259**
Liabilities and Members' Equity		
Accounts payable	$	17,717
Accrued expenses		23,874
Lease liability		428,688
Paycheck protection program loan		37,900
Total Liabilities		508,179
Members' equity		284,080
Total Liabilities and Members' Equity	**$**	**792,259**

See accompanying notes to Statement of Financial Condition.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Akin Bay Company LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on June 19, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). The Company primarily engages in providing investment banking and advisory services to its clients. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid investments, with original maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. In the situation the transaction closes but there are certain contingent milestones, the Company will not record, the receivable until all contingencies are met. If amounts become uncollectible, they will be charged to operations when that determination is made.

Property and Equipment

Property and equipment are recorded at cost. Depreciation for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

	Years
Leasehold improvements	Lesser of remaining lease term or life of asset
Office equipment	5
Furniture and fixtures	5

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Revenue Recognition

The Company provides investment banking and advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangements is completed (the closing date of the transaction).

For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers are recognized revenue when the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. At year end, no deferred revenue or open contracts exist.

Advisory fees and services include financial analysis, structuring of capital, presentations and strategy for raising capital. Investment banking usually cover some of the same services and closing a transaction, such as raising debt or M&A.

For the year ended December 31, 2020, the Company earned advisory fees and investment banking related revenues totaling $192,973 and $0, respectively.

Leases

The Company leases certain buildings and vehicles. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets, other current liabilities, and operating lease liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since most of the Company's leases do not provide an implicit rate, to determine the present value of lease payments, management uses the Company's incremental borrowing rate based on the information available at lease commencement. Operating lease ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

We lease office space and an automobile under noncancelable operating leases.

1) **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)**

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. During 2020, The Company tax due of $585. As of December 31, 2020, the Company's tax years for 2019, 2018 and 2017 are subject to examination by the tax authorities.

The Company has evaluated its current tax positions and has concluded that as of December 31, 2020, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) **PROPERTY AND EQUIPMENT**

The following is a summary of property and equipment less accumulated depreciation as of December 31, 2020. Depreciation expense for the year then ended was $78,641.

Leasehold improvements	$ 283,069
Office equipment	20,610
Furniture and fixtures	127,923
	431,602
Less: accumulated depreciation	230,966
	$ 200,636

3) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company from time to time, has had an amount greater than $250,000 in cash on deposit.

The Company engages in various investment banking and advisory services. In the event customers do not fulfill their obligations, the Company may be exposed to small amount of risk relating to its out-of-pocket expenses. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

4) COMMITMENTS

The Company leases its office space under the terms of a non-cancelable operating lease expiring on June 29, 2023. The Company also leases an automobile under a non-cancelable operating lease expiring on September 30, 2023.

The Company has a cash deposit of $45,732 for the office lease.

Future minimum lease payments under the non-cancelable leases are as follows:

Year ending December 31,	Rent	Automobile
2021	182,336	17,090
2022	182,336	17,090
2023	91,168	8,555
Total	$ 455,840	$ 42,735

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of $22,087 which is $14,783 in excess of its required net capital of $7,304. The Company's net capital ratio at December 31, 2020 was .496 to 1.

6) PAYCHECK PROTECTION PROGRAM LOAN

On May 4, 2020, The Company was approved for a loan from Citibank through the Small Business Administration ("SBA") Paycheck Protection Program ("PPP"), in an effort to secure emergency funding to support its operations as a result of the COVID-19 pandemic. The principal amount of the loan is $37,900, bearing interest at a fixed annual rate of 1%. The maturity date of the loan is two-year maturity.

This loan is forgivable as long as the Company spends the proceeds in accordance with the PPP guidelines. The Company applied for the forgiveness of the loan as of January 30, 2021 and expects for the loan to be fully forgiven.

7) COVID-19

During 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall company, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8) SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 25, 2020 the date which the financial statements were issued. On January 5, 2021, The Company has started a contract with Cactus Holdings Inc for advisory fees. There are no material effects that will affect financial statements.